MAIL STOP 4-6

      May 23, 2005

Thomas G. O`Brien, Treasurer
Amdocs, Inc.
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

Re:	Amdocs Limited
	Post-Effective Amendment No. 6 to Form F-3
	File No. 333-114344
	Filed on May 10, 2005

Dear Mr. O`Brien,

      This is to advise you that other than the comment below, no review of the above registration statement has been or will be made.
All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

*****

 	We will consider the receipt of the preceding acknowledgment as a confirmation that you are aware of your respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of
1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any questions.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	Robert A. Schwed, Esquire
	Wilmer Cutler Pickering Hale and Dorr LLP
	399 Park Avenue
	New York, New York 10022









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Amdocs Limited
Form F-3
May 23, 2005
Page 1